SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

December 21, 2018

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 920 to the Registration Statement on

Form N-1A of BlackRock FundsSM (the “Trust”) relating to

BlackRock China A Opportunities Fund

Dear Mr. O’Connor:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 920 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock China A Opportunities Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on December 23, 2018.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the comments provided by James O’Connor of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 26, 2018 regarding the Trust’s Post-Effective Amendment No. 891 to its Registration Statement filed with the Commission on October 9, 2018 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

December 21, 2018

have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1:     Please provide the staff with a completed fee table and example, and also provide the other information including numbers that are missing throughout the prospectus, at least one week before effectiveness of the registration statement. We may have additional comments based on your response.

Response:    Completed Fee Tables and Expense Examples and other relevant sections were provided supplementally to the Staff on December 14, 2018.

Comment 2:     Please note that Instruction 3(e) to Item 3 of Form N-1A provides that an expense reimbursement or fee waiver that reduces any fund operating expense must be in place for no less than one year from the effective date of the Fund’s registration statement in order to show the impact in the fee table.

Response:    The Fund confirms that the contractual fee waivers listed in footnotes 1 and 3 to the Fee Tables in the Fund’s Institutional Shares prospectus and Class K Shares prospectus will be in place for at least one year from the effective date of the Fund’s Registration Statement.

Comment 3:     Please confirm, if applicable, that the recapture provision in the adviser’s expense limitation agreement would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:    The Fund confirms that the recapture provision in the adviser’s expense limitation agreement would be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. The Fund notes that the following disclosure is included in the section of the Registration Statement entitled “Management of the Fund — BlackRock”:

“With respect to the contractual agreement to cap net expenses, if during the Fund’s fiscal year the operating expenses of a share class, that at any time during the prior two fiscal years received a waiver or reimbursement from BlackRock, are less than the current expense limit for that share class, the share class is required to repay BlackRock up to the lesser of (a) the amount of fees waived or expenses reimbursed during those

December 21, 2018

prior two fiscal years under the agreement and (b) an amount not to exceed either (x) the current expense limit of that share class or (y) the expense limit of the share class in effect at the time that the share class received the applicable waiver and/or reimbursement, provided that: (i) the Fund has more than $50 million in assets and (ii) BlackRock or an affiliate serves as the Fund’s manager or administrator. This repayment applies only to the contractual cap on net expenses and does not apply to the contractual management fee waiver described above or any voluntary waivers that may be in effect from time to time.”

Prospectus: Principal Investment Strategies of the Fund

Comment 4:     With respect to the 80% test, please disclose that derivatives are counted based on mark-to-market value, not notional value.

Response:     The Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 5:     The first paragraph of the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Investment Strategies of the Fund” appears to state alternatively that A-shares are the securities of companies “based” and “domiciled” in the PRC. These two terms do not necessarily have the same meaning. Accordingly, please clarify the disclosure.

Response:     The Fund has revised the disclosure to clarify that A-shares are securities of issuers domiciled in China.

Comment 6:     In the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Investment Strategies of the Fund,” please add disclosure that A-Shares are quoted in renminbi.

Response:     The Fund notes that such disclosure is included in the section entitled “Details About the Fund — Investment Risks — Principal Risks of Investing in the Fund — Risk of Investing in China — Chinese Equity Markets” (now “China Investments Risk — Chinese Equity Markets”), but has revised the prospectus to also include this disclosure in the first paragraph of the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Investment Strategies of the Fund.”

Prospectus: Principal Risks of Investing in the Fund

Comment 7:     Please describe the other risks of investing in A-shares. For this purpose, we suggest that the subsequent description of the “Foreign Securities Risk” be revised to focus on the risks of investing in A-shares, brought forward, and combined with “A-Shares Market Suspension Risk.”

December 21, 2018

Response:     The Fund has consolidated certain China-specific risk factors, including “A-share Market Suspension Risk,” “Nationalization Risk,” “Privatization Risk,” “Foreign Ownership Limits Risk,” “Reliance on Trading Partners Risk” and “Foreign Securities Risk” into the “China Investments Risk” risk factor (formerly the “Risk of Investing in China” risk factor), which now appears at the beginning of the list of risk factors. The revised disclosure now reads as follows:

In the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Risks of Investing in the Fund — China Investments Risk”:

“China Investments Risk — Investment in Chinese securities subjects the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. The A-shares market has a higher propensity for trading suspensions than many other global equity markets. Trading suspensions in certain stocks could lead to greater market execution risk and costs for the Fund. The Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency non-convertibility, interest rate fluctuations and higher rates of inflation. China has experienced security concerns, such as terrorism and strained international relations. Incidents involving China’s or the region’s security may cause uncertainty in the Chinese markets and may adversely affect the Chinese economy and the Fund’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Reduction in spending on Chinese products and services, institution of tariffs or other trade barriers or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The current political climate has intensified concerns about a potential trade war between China and the United States, as each country has recently imposed tariffs on the other country’s products. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.”

December 21, 2018

In the section entitled “Details About the Fund — Investment Risks — Principal Risks of Investing in the Fund — China Investments Risk”:

“China Investments Risk — Investment in Chinese securities subjects the Fund to risks specific to China. The Chinese economy is subject to a considerable degree of economic, political and social instability:

Political and Social Risk. There is a greater risk in China than in many other countries of currency fluctuations, currency non-convertibility, interest rate fluctuations and higher rates of inflation as a result of internal social unrest or conflicts with other countries. Unanticipated political or social developments may result in sudden and significant investment losses. Disparities of wealth and the pace of economic liberalization in China may lead to social turmoil, violence and labor unrest. China’s growing income inequality, rapidly aging population and worsening environmental conditions also are factors that may affect the Chinese economy.

Government Control and Regulations. The Chinese government has implemented significant economic reforms in order to liberalize trade policy, promote foreign investment in the economy, reduce government control of the economy and develop market mechanisms. There can be no assurance that these reforms will continue or that they will be effective. Despite recent reform and privatizations of companies in certain sectors, government control over certain sectors or enterprises and significant regulation of investment and industry is still pervasive, including the imposition of trading restrictions, a ban on “naked” short selling or the suspension of short selling for certain stocks, restrictions on investment in companies or industries deemed to be sensitive to particular national interests, and the Chinese government may restrict foreign ownership of Chinese corporations in certain industries and/or the repatriation of assets by foreign investors under certain circumstances. Limitations or restrictions on foreign ownership of A-shares may have adverse effects on the liquidity and performance of the Fund. Government market interventions may have a negative impact on market sentiment, which may in turn affect the performance of the Chinese securities markets and as a result the performance of the Fund. Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies that may be connected to governmental influence, lack of publicly-available information, and political and social instability.

A-shares Market Suspension Risk — A-shares may only be bought from, or sold to, the Fund at times when the relevant A-shares may be sold or purchased on the relevant Chinese stock exchange. The A-shares market has a higher propensity for trading suspensions than many other global equity markets. In addition, A-shares can be “self-suspended” by the issuers themselves. Trading suspensions in certain stocks could lead to greater market execution risk and costs for the Fund. The SSE and SZSE currently apply a daily price limit, set at 10%, of the amount of fluctuation permitted in the prices of A-shares during a single trading day. The daily price limit refers to price movements only and does not restrict trading within the relevant limit. There can be no assurance that a

December 21, 2018

liquid market on an exchange will exist for any particular A-share or for any particular time. This could cause the Fund to trade in the market at greater bid-ask spreads or greater premiums or discounts to the Fund’s net asset value.

Economic Risk. The Chinese economy has grown rapidly in the recent past and there is no assurance that this growth rate will be maintained. In fact, the Chinese economy may experience a significant slowdown as a result of, among other things, a deterioration in global demand for Chinese exports, as well as contraction in spending on domestic goods by Chinese consumers. In addition, China may experience substantial rates of inflation or economic recessions, which would have a negative effect on its economy and securities market. Delays in enterprise restructuring, slow development of well-functioning financial markets and widespread corruption have also hindered performance of the Chinese economy. China continues to receive substantial pressure from trading partners to liberalize official currency exchange rates. Reduction in spending on Chinese products and services, institution of tariffs or other trade barriers, including as a result of heightened trade tensions between China and the U.S., or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. The current political climate has intensified concerns about a potential trade war between China and the United States, as each country has recently imposed tariffs on the other country’s products. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.

Expropriation and Privatization Risk. The Chinese government maintains a major role in economic policymaking and investing in China involves risks of losses due to expropriation, nationalization, or confiscation of assets and property, the imposition of restrictions on foreign investments and on repatriation of capital invested. China has privatized, or has begun a process of privatizing, certain entities and industries. Newly privatized companies may face strong competition from government-sponsored competitors that have not been privatized. In some instances, investors in newly privatized entities have suffered losses due to the inability of the newly privatized entities to adjust quickly to a competitive environment or changing regulatory and legal standards or, in some cases, due to re-nationalization of such privatized entities. There is no assurance that similar losses will not recur.

Security Risk. China has strained international relations with Taiwan, India, Russia and other neighbors due to territorial disputes, historical animosities, defense concerns and other security concerns. Relations between China’s Han ethnic majority and other ethnic

December 21, 2018

groups in China, including Tibetans and Uighurs, are also strained and have been marked by protests and violence. These situations may cause uncertainty in the Chinese market and may adversely affect the Chinese economy. In addition, conflict on the Korean Peninsula could adversely affect the Chinese economy.

Chinese Equity Markets. The SSE and SZSE are undergoing continued development and the market capitalization of, and trading volumes on, those exchanges are lower than those in more developed financial markets. Market volatility and settlement difficulties in the Chinese equity markets may result in significant fluctuation in the prices of securities traded on such markets and may consequently increase the volatility of the net asset value of the Fund. Securities listed on the SSE and SZSE are divided into two classes: A-shares, which are mostly limited to domestic investors and denominated in RMB, and B-shares, which are allocated for both international and domestic investors and denominated in U.S. dollars on the SSE and Hong Kong dollars on the SZSE. The A-shares market is generally subject to greater government restrictions, including trading suspensions (discussed above), which may lead to increased liquidity risks. The B-shares market is generally smaller, less liquid and has a smaller issuer base than the A-shares market, which may lead to significant price volatility. B-shares and H shares (which are issued by companies incorporated in the PRC and derive substantial revenues from or allocate substantial assets in the PRC) of issuers that also issue A-shares may trade at significant discounts or premiums to their A-shares counterparts. While the Fund seeks to invest in A-shares, the Fund occasionally may invest in other securities or assets if it is not possible to acquire A-shares. All of these share mechanisms are relatively untested and subject to political and economic policies in China.

Foreign Ownership Limits Risk — Under current PRC securities rules, there is a limit as to how many shares a single foreign investor is permitted to hold in a PRC listed company, and also a limit as to the maximum combined holdings of all foreign investors in a PRC listed company. Such foreign ownership limits apply on an aggregated basis, i.e., across both domestically and overseas issued shares of the listed company, and regardless of whether the relevant holdings are made through Stock Connect, QFII or Renminbi Qualified Foreign Institutional Investor (“RQFII”) systems or other investment programs. If a single foreign investor’s shareholding in a listed company exceeds 10% of its total issued shares, the foreign investor is required to sell the exceeding shares in five trading days. If aggregate foreign shareholding in a listed company exceeds 30% of its total issued shares, the foreign investors concerned are required to sell the shares on a “last-in-first-out” basis within five trading days. As a result, the Fund may not be able to execute trading freely in accordance with its investment strategy and the profits that the Fund derives from such investments may be limited. This may adversely affect the performance of the Fund.

Reliance on Trading Partners Risk — China’s economy is dependent on the economies of Asia, Europe and the U.S. Reduction in spending by these economies on Chinese products and services or negative changes in any of these economies may cause an adverse impact on China’s economy and therefore, on the Fund’s investments.

December 21, 2018

Certain Risks of Holding Fund Assets Outside the United States — It is often more expensive for the Fund to buy, sell and hold securities in foreign markets than in the United States. The increased expense of investing in foreign markets reduces the amount the Fund can earn on its investments and typically results in a higher operating expense ratio for the Fund than for investment companies invested only in the United States.”

Comment 8:     If true, please disclose, where appropriate, that the PRC imposes a 10% PRC withholding tax on dividends and interest paid to foreign investors by PRC-listed companies. Where appropriate please also disclose, if true, that a separate withholding tax, as a technical matter, is legally applicable to capital gains realized by foreign investors on the disposal of A-shares under the PRC Corporate Income Tax. Accordingly, please disclose, if true, that investments by the Fund in A-shares may be subject to two layers of tax. The companies in which the Fund invests will be subject to PRC domestic tax and their distributions to foreigners invested in A-shares will be subject to source withholding. Please disclose, if true, that, to the extent that the Fund is subject to withholding taxes, they will adversely affect its NAV.

Response:     The Fund has added the appropriate disclosure in the sections entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Risks of Investing in the Fund — China Tax Risk” and “Details About the Fund — Investment Risks — Principal Risks of Investing in the Fund — China Tax Risk.”

Comment 9:     The last sentence of the first paragraph of the “Currency Risk” risk factor appears inconsistent with the penultimate sentence in the section entitled “Details About the Fund — How the Fund Invests — Principal Investment Strategies” which states: “The Fund may use derivatives, including options, futures, swaps (including, but not limited to, total return swaps, some of which may be referred to as contracts for difference) and forward contracts, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets.” Please conform the disclosure.

Response:     The Fund has removed the last sentence of the first paragraph of the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Risks of Investing in the Fund — Currency Risk.”

Comment 10:     We note that risk factors are in alphabetical order. We suggest that the “Risk of Investing in China” be changed to begin with the word “China” so that this risk factor - which is, in fact, the most prominent risk of investing in the Fund - is toward the beginning of the risk factors, instead of toward the end. In this regard, see: https://www.sec.gov/news/speech/speech-blass-102518.

December 21, 2018

Response:    The Fund has revised the name of this risk factor to “China Investments Risk” and moved it to the beginning of the risk factors. The fund has also revised the name of the risk factor entitled “Risk of Investing through Stock Connect” to “China Risk — Risk of Investing through Stock Connect” and moved it toward the beginning of the risk factors.

Comment 11:     Given recent actions on tariffs by both the US and China, please add the appropriate additional disclosure in the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Risks of Investing in the Fund — Risk of Investing in China.”

Response:     The Fund notes that disclosure regarding the recent imposition of tariffs by China and the United States is included in the section entitled “Details About the Fund — Investment Risks — Principal Risks of Investing in the Fund — Risk of Investing in China — Economic Risk” (now “China Investments Risk — Economic Risk”). The Fund has also added this disclosure to the version of the risk factor in the section entitled “Fund Overview — Key Facts About BlackRock China A Opportunities Fund — Principal Risks of Investing in the Fund — China Investments Risk.”

Prospectus: Performance Information

Comment 12:     Please confirm that the Fund’s performance will be calculated net of PRC withholding taxes. However, we note that, although foreign withholding taxes are effectively paid by the Fund’s shareholders, they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7) of Form N-1A.

Response:     The Fund confirms that its performance will be calculated net of any applicable PRC withholding taxes.

Prospectus: Other Strategies

Comment 13:     We find the restriction in the section entitled “Details About the Fund — How the Fund Invests — Other Strategies — Borrowing” confusing because it appears to blend the coverage requirement for bank borrowings in Section 18(f)(1) of the 1940 Act and the limitation on indebtedness from any source in Section 18(g) of the 1940 Act. Section 18(g) provides that where an investment company incurs indebtedness for “temporary purposes,” the evidence of the indebtedness will not be a senior security providing that it does not exceed “5 per centum of the value of the total assets of the issuer at the time when the loan is made.” Please clarify that the Funds’ borrowings in excess of 5% of total assets is for “temporary purposes” and that all of their borrowings for “emergency purposes” that are not “temporary” will be from banks and be subject to the 300% asset coverage requirement of Section 18(f)(1).

December 21, 2018

Response:     The Fund has considered the Staff’s comment and has determined that the current disclosure is appropriate. Although Section 18(f)(1) permits the use of bank borrowings more broadly subject to the asset coverage restrictions, the Fund currently expects only to borrow for temporary or emergency purposes, as described under “Details About the Fund — How the Fund Invests — Other Strategies — Borrowing.” The Fund’s Statement of Additional Information under the section entitled “Investment Restrictions — Notations Regarding the Fund’s Fundamental Investment Restrictions” provides more detailed disclosure on the 1940 Act restrictions.

Comment 14:     The Commission has adopted final regulations requiring certain funds to implement liquidity risk management programs. The compliance date for implementing the liquidity risk management program requirement is December 1, 2018 for larger entities, and June 1, 2019 for smaller entities. Please confirm to the staff that the Fund will be in compliance with these regulations. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016).

Response:     The Fund confirms that it will implement a liquidity risk management program as required by Rule 22e-4.

Comment 15:     Please briefly describe, where appropriate, the additional adverse tax consequences that may result for investors in the Fund as a result of the Fund’s lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund’s investors. The dividends may no longer be eligible for preferential qualified dividend status. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction. Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the fund when the shares of foreign companies are loaned out.

Response:     The Fund respectfully submits that the potential adverse tax consequences of securities lending are adequately disclosed in the sections of the Statement of Additional Information entitled “Investment Risks and Considerations — Securities Lending” and “Dividends and Taxes — Taxes.”

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

December 21, 2018

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

John A. MacKinnon